OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0-24786
CUSIP NUMBER 045327 10 3

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ASPEN TECHNOLOGY, INC.
Full Name of Registrant

Former Name if Applicable

200 Wheeler Road
Address of Principal Executive Office (Street and Number)

Burlington, MA 01803
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We were delayed in the preparation of our restated financial statements for our Form 10-K for the period ended June 30, 2007 and our Form 10-Q for the period ended September 30, 2007 due to errors we identified in our accounting for sales of installments receivable.  After those errors were identified, the Audit Committee of our Board of Directors and our management also determined to engage in a detailed review of other accounts in our financial statements.

In addition, as previously disclosed in a current report on Form 8-K that we filed on March 13, 2008, the Audit Committee of our Board of Directors appointed a new independent registered public accounting firm on March 12, 2008 for the fiscal year ending June 30, 2008.

On April 11, 2008, we filed our Form 10-K for the period ended June 30, 2007 and our Form 10-Q for the period ended September 30, 2007.  However, as a result of the concentration of resources on completing the preparation of our restated financial statements to be included in the Form 10-K for the period ended June 30, 2007 and our Form 10-Q for the period ended September 30, 2007, as well as delays in completing our financial reporting for the quarter ended December 31, 2007, we were not able to file our Form 10-Q for the period ended December 31, 2007 within the prescribed time period, and also were not able to timely file our Form 10-Q for the period ended March 31, 2008.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bradley T. Miller	(781)	221-6400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	We have not yet filed our Form 10-Q for the period ended December 31, 2007.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ASPEN TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2008	By	/s/ Bradley T. Miller
Bradley T. Miller
Senior Vice President and Chief Financial
Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).